SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          -----------------------

                               SCHEDULE 13E-4

                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             (Amendment No. 1)

                          -----------------------

                        HARRIS & HARRIS GROUP, INC.
                              (Name of Issuer)

                        HARRIS & HARRIS GROUP, INC.
                    (Name of Person(s) Filing Statement)

                          -----------------------

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                 413833104
                   (CUSIP Number of Class of Securities)

                             Mel P. Melsheimer
                        Harris & Harris Group, Inc.
                           One Rockefeller Plaza
                             Rockefeller Center
                             New York, NY 10020
                               (212) 332-3600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                    and
        Communications on Behalf of the Person(s) Filing Statement)

                          -----------------------

                                  COPY TO:

                               Thomas A. Hale
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                             Chicago, Illinois
                               (312) 407-0835

                          -----------------------

                               July 14, 1999
   (Date Tender Offer First Published, Sent or Given to Security Holders)



           This Amendment No. 1 to the Issuer's Tender Offer Statement on
 Schedule 13E-4 filed with the Securities and Exchange Commission on July 14, 1999 by Harris & Harris Group, Inc. (the "Company"), with respect to the tender offer to purchase 1,100,000 of the Company's outstanding shares of common stock, par value $0.01 per share, at a price of $1.63 per share(the "Shares"), amends such statement on Schedule 13E-4 to add the following supplemental information: the number of Shares validly tendered through the expiration date and not with drawn was 1,080,569. All 1,080,569 such Shares were purchased in their entirety at the price of $1.63 per Share. Payment for the shares was mailed on the date hereof. The Schedule 13E-4 is hereby terminated.

 ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

           The following materials are hereby filed as additional Exhibits to the Schedule 13E-4:

           (a)(6)    Text of Completion Press Release dated August 12, 1999.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               HARRIS & HARRIS GROUP, INC.


                               By:  /s/ Mel P. Melsheimer
                                  ------------------------------------
                               Name:   Mel P. Melsheimer
                               Title:  President and Chief Operating
                                         Officer


 Dated: August 12, 1999



                             INDEX TO EXHIBITS

      (a)(1)    Advertisement printed in The Wall Street Journal *

      (a)(2) Offer to Purchase dated July 14, 1999 (including Financial Statements) *

      (a)(3) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number) *

      (a)(4)    Text of Press Release issued by the Company dated July 14,
                1999 *

      (a)(6)    Text of Completion Press Release dated August 12, 1999

      (b)       Not applicable.

      (c)       Letter dated July 1, 1999 from the Company to
                Ms. Susan Egli *

      (d)       Not applicable

      (e)       Not applicable

      (f)       Not applicable

 *Previously filed.